UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

GREENLIGHT CAPITAL RE, LTD.
 (Name of Issuer)

Class A Ordinary Shares, par value $0.10 per share
 (Title of Class of Securities)

G4095J109
 (CUSIP Number)

May 9, 2018**
 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[    ] Rule 13d-1(b)

[ X ] Rule 13d-1(c)

[    ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** This Schedule 13G is being filed to report that, based solely on the Issuer’s Class A Ordinary Shares outstanding, the Reporting Persons’ beneficial ownership exceeded 5% as of May 9, 2018.  The Reporting Persons previously inadvertently aggregated the Issuer’s Class A Ordinary Shares and Class B Ordinary Shares in determining their beneficial ownership percentage and, based on such figure, their beneficial ownership did not exceed 5%.  Upon realization that their beneficial ownership exceeded 5% of the Class A Ordinary Shares outstanding, the Reporting Persons sold shares and, as of the date of filing this Schedule 13G, Reporting Persons’ beneficial ownership no longer exceeds 5% of the Class A Ordinary Shares outstanding.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 9 Pages
Exhibit Index:  Page 8

SCHEDULE 13G
CUSIP No. G4095J109	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS
SIRIUS INTERNATIONAL INSURANCE GROUP, LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,640,583

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,640,583

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,640,583

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

SCHEDULE 13G
CUSIP No. G4095J109	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS
SIRIUS INVESTMENT ADVISORS LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,640,583

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,640,583

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,640,583

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

SCHEDULE 13G
CUSIP No. G4095J109	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS
SIRIUS BERMUDA INSURANCE COMPANY LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,640,583

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,640,583

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,640,583

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IC

Page 5 of 9 Pages

Item 1(a).               Name of Issuer:
Greenlight Capital Re, Ltd. (the “Issuer”)

Item 1(b).               Address of Issuer’s Principal Executive Offices:

65 Market Street, Suite 1207, Jasmine Court, Camana Bay, P.O. Box 31110, Grand Cayman, E9 KY1-1205.

Item 2(a).               Name of Person Filing

This Statement is filed on behalf of the following persons (collectively, the “Reporting Persons”)

i)      Sirius International Insurance Group, Ltd. (“SIIG”);
ii)     Sirius Investment Advisors LLC (“SIA”); and
iii)    Sirius Bermuda Insurance Company Ltd. (“SBIC”).

This Statement relates to Shares (as defined herein) directly held by SBIC, a Bermuda-based reinsurance company.  SIA serves as discretionary advisor to SBIC.  Each of SIA and SBIC is a wholly-owned indirect subsidiary of SIIG.  In such capacities, each of SBIC, SIA, and SIIG may be deemed to be the beneficial owners of the Shares reported herein.

Item 2(b).               Address of Principal Business Office or, if None, Residence:

The principal business address of SIIG and SBIC is 14 Wesley Street, 5th Floor, Hamilton HM 11, Bermuda. The principal business address of SIA is 140 Broadway, 32nd Floor, New York, NY 10005.

Item 2(c).               Citizenship:

Each of SIIG and SBIC is a Bermuda exempted company.  SIA is a Delaware limited liability company.

Item 2(d).               Title of Class of Securities:
Class A Ordinary Shares, par value $0.10 per share (the “Shares”)
Item 2(e).               CUSIP Number:
G4095J109

Item 3.                    If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c),
                                Check Whether the Person Filing is a:

This Item 3 is not applicable.

Page 6 of 9 Pages

Item 4.                    Ownership:
Item 4(a)                Amount Beneficially Owned:

As of May 9, 2018, each of the Reporting Persons may be deemed the beneficial owner of 1,640,583 Shares directly held by SBIC.

Item 4(b)                Percent of Class:

As of May 9, 2018, each of the Reporting Persons may be deemed the beneficial owner of approximately 5.2% of Shares outstanding (based on 31,283,898 Shares outstanding as of April 27, 2018, according to the Issuer’s quarterly report on Form 10-Q filed on April 30, 2018).

Item 4(c)                Number of Shares as to which such person has:
SIIG, SIA, and SBIC:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	1,640,583
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	1,640,583
Item 5.                    Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.                    Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.                    Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.                    Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.                 Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 7 of 9 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SIRIUS INTERNATIONAL INSURANCE GROUP, LTD.

By:	/s/ Gene Boxer
Gene Boxer, EVP, Chief Strategy Officer and Group
General Counsel

SIRIUS INVESTMENT ADVISORS, LLC

By:	/s/ Matthew T. Kirk
Matthew T. Kirk, President

SIRIUS BERMUDA INSURANCE COMPANY LTD.

By:	/s/ Warren J. Trace
Warren J. Trace, President and Chief Executive Officer

June 13, 2019

Page 8 of 9 Pages

EXHIBIT INDEX

Ex.	Page No.

A	Joint Filing Agreement	9

Page 9 of 9 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Class A Ordinary Shares of Greenlight Capital Re, Ltd. dated as of June 13, 2019 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

SIRIUS INTERNATIONAL INSURANCE GROUP, LTD.

By:	/s/ Gene Boxer
Gene Boxer, EVP, Chief Strategy Officer and Group
General Counsel

SIRIUS INVESTMENT ADVISORS, LLC

By:	/s/ Matthew T. Kirk
Matthew T. Kirk, President

SIRIUS BERMUDA INSURANCE COMPANY LTD.

By:	/s/ Warren J. Trace
Warren J. Trace, President and Chief Executive Officer

June 13, 2019